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                                                                    EXHIBIT 99.2

         On October 24, 2001, Satyam Computer Services Limited, the majority shareholder of the Company, released its financial results for the September 30, 2001 fiscal quarter in a press release. That press release included a section with comments on each significant subsidiary of Satyam Computer Services Limited, including one on Sify. That section is reproduced below:

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Satyam Infoway Limited (SIFY)

For the quarter ending Sept 30th 2001, SIFY has recorded revenue of $10.9 million, a sequential Q on Q increase of 17.2%. The quarter also witnessed a rapid decrease in cash burn from $7.9 million in Q1 to $4.6 million, thus making it the third successive quarter of reduction in cash burn.
SIFY has done well in building up the Internet business in India. Over the last four quarters it has managed to grow the top line revenue, command leadership in core businesses, cut down losses significantly and reduce cash burn rapidly in its path to profitability. Satyam Computer Services has derived considerable value from its investments in SIFY all along.

Strategic decision to divest SIFY stake

While Satyam has a strong confidence in SIFY's ability to build a profitable business model successfully, Satyam believes that both Satyam and SIFY would gain by becoming "Pure play" companies in their respective spaces: Satyam in IT services space and SIFY in Internet space.

Satyam has been receiving expressions of interest from prospective strategic investors to buy its stake in SIFY from time to time. Satyam has decided to explore these opportunities for divestment and divest its stake in SIFY, in whole or in part, provided the value is, in Satyam's view, attractive.

Buyout of SIFY's Software Services business

Simultaneously Satyam will buy out the Software services business of SIFY (half year Sales revenue of $4.2 million). Besides achieving the "pure play" objective for both Satyam and SIFY, this business will add substantial value to Satyam in view of the following:

     1. Good customer base (spread over USA, India, Australia) and business prospects
     2. Top quality alliances such as Broad vision, Open Market, Sterling Commerce, etc.
     3.   Excellent competencies and people of high quality
     4.   Synergistic addition to Satyam's core business
     5.   Elimination of potential conflict in the future.

This buyout which will be effective January 1, 2002, will be subject to the following:

     1.   Approval by SIFY's Board of Directors and Shareholders.

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     2.   Valuation by an independent evaluator - expected in the region of $7 million.
     3.   Other requisite statutory approvals.

Funding SIFY

With continuing growth in revenue, management of costs and working capital, SIFY's cash losses and cash burn have been rapidly decreasing over the last three-quarters. Cash burn during the quarter ended 30 Sep was $4.6 million. Cash balance at the end of the quarter was $18.0 million.

Given SIFY's firm progress towards cash profits and cash generation, given the sizable cash balance it has versus the rapidly falling cash burn rate, given the prospects of further raising cash by divestment of its Software services business, SIFY is highly unlikely to need further cash injection by promoters. As a result, Satyam has determined that it will not invest any further funds into SIFY.

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The foregoing information was provided solely by Satyam Computer Services
Limited. A number of the matters discussed in their press release, including any divestment of its position in Sify and future investments, are solely within the control of Satyam Computers.